Filed by: The Stanley Works
                Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12 under the
                                      Securities Exchange Act of 1934
                                   Subject Company: The Stanley Works
                                           Commission File No. 1-5224
                                Registration Statement No.: 333-89200


               BusinessWeek online


                 NEWSMAKER Q&A

                 Stanley's CEO: We're Being Hammered

                 JUNE 10, 2002

                 John Trani insists the toolmaker's controversial plan to reincorporate in Bermuda for tax reasons is "patriotic" if it saves U.S. jobs


                 Stanley Works, the venerable New Britain (Conn.) maker of yellow-handled hammers and other tool and hardware products, has put itself in the eye of a political storm. It wants to save $30 million a year in federal taxes by reincorporating in Bermuda.

                 The move, which would follow similar actions in recent years by other U.S.-based multinationals, has generated a firestorm of criticism. On Capitol Hill, lawmakers have blasted Stanley's plan to cut its U.S. tax bill as immoral and unpatriotic, especially in the wake of the terrorist attacks of September 11.

                 Stanley shareholders voted to approve the move last month. But following complaints by some investors that they had been misled prior to the vote, the company has agreed to a revote later this summer. One key controversy: Although the move would allow Stanley to pay substantially less in corporate tax, it would also shift to its shareholders an estimated $150 million in capital-gains taxes.

                 On June 5, Stanley's plainspoken CEO, John M.
                 Trani, told his side of the story to BusinessWeek editors and correspondents in Washington. His view:
                 U.S. companies must be able to compete with foreign competitors on taxes, just as they do on all other costs. If they can't, he says, they will be "extinguished." Here are edited excerpts from the conversation.

                 Q: Why are you making this move?
                 A: Tax rates in other countries are much lower. Our foreign competitors have had a significant advantage, and now some U.S. companies have [moved offshore]. So we have a double whammy: We're sitting here in a strategically vulnerable place, and we have to be the poster boy for this issue right now. That comes with the territory of having a great brand.

                 Q: Why has it become such a politically controversial issue?
                 A: Somebody looked at this, and decided [what Stanley is doing] was wrong, so they decided to take up a variety of
                 [issues], all piecemeal.... The more thoughtful view is that we need to look at this comprehensively. Eighty percent of the major acquisitions in the last four years have been foreign companies buying U.S. companies. We don't think that's happenstance.

                 We recently bid on a European company and got outbid by another company with a lower tax rate, which subsequently said to us, "Now that we bought them, why don't we buy you, too." If that happened, obviously the U.S. jobs would move elsewhere.

                 The facts of the matter are, this company has to remain competitive. We have a fundamental issue to deal with that can [become demagoguery] very easily.

                 Q: You're telling us you're taxed more heavily than a European toolmaker?
                 A: Yes, in the U.S., and outside the U.S. in certain cases.

                 Q: You say you can save $30 million a year in corporate taxes. Are you talking about U.S. earnings, foreign earnings, or both?
                 A: Both. It's about managing the overall tax burden of the company. My view is that a company, for tax purposes, is really a bunch of shareowners who pay taxes either through the corporate entity [via the corporate tax], or individually.

                 If the company decides to give out dividends, then the individual pays. If the company grows, then the shareowners pay through capital-gains taxes. So, [under the Stanley proposal], the shareowners will pay to the U.S. government capital-gains taxes, [but] get a reduction in the [corporate] tax rate.

                 We wouldn't ask them to do this if we didn't think it would generate earnings through reinvestment in the company, which would increase the stock price, which would generate more tax revenue with a lower tax rate than would otherwise be the case. The shareholders are paying it either way.

                 Q: I'm looking at your annual report. About 90% of your revenues are from the U.S.
                 A: No, about 70%.... I'm talking about sales.

                 Q: I'm talking earnings. So, the bulk of the tax savings is in U.S. taxes?
                 A: I don't know that. I don't know the answer to that question.

                 Q: And if the numbers are correct, shareholders will pay taxes of about $150 million on [the reincorporation]?
                 A: We're not going near a number right now, because, frankly, we've been advised by the lawyers not to discuss what might be assumptions.

                 Q: Would you disagree with that number?
                 A: I can't. We made a bunch of assumptions at the time of the last vote, based on what we believe is the tax basis of our shareowner base. [We said]: "Here is our estimate of what the capital gains would be."

                 Q: But using that number, that means shareholders will get a return on this in five years?
                 A: Payback is five years, [but] our belief is that five years is way too long to get a return.... So we'll reinvest the
                 tax-rate difference inside the company, grow it, and therefore generate more earnings, which will generate a higher share price, and higher taxes for everybody.

                 Q: Do you want to see an international, territorial tax system?
                 A: We think a territorial tax system would be a big, big positive step.

                 Q: Give us an example of a competitor benefiting from a lower tax rate.
                 A: Allied Trade, a trading company out of Asia. They have facilities in China and Taiwan, in particular. Their tax rate is much lower. It's the case with all the Asian guys.

                 The guys in Europe have a different way to get a lower effective tax rate. If you're interested, you're out of my league. But we'll get you somebody to tell you how.

                 Q: What does it say about this system that you're a CEO of a multinational corporation and even you can't understand how it works?
                 A: I don't understand how all the IT stuff works, either. Or the ERISA laws. It's a technical area.

                 The only area we know, as CEOs, is that this group has a significant advantage according to where they're located. This didn't exist in the '60s. In the last 10 to 15 years, the world has gotten a lot more global.

                 Q: How are you going to equalize tax rates around the world?
                 If you cut them [in the U.S.], they'll cut them elsewhere....
                 You're setting up one of these race-to-the-bottom situations on taxes, aren't you?
                 A: We view it that we have a competitive disadvantage that the tax code allows you to remedy. If we locate offshore, we have leveled the playing field. And if [the other country] lowers tax rates, we're as advantaged or disadvantaged as the other companies.

                 Q: The best way to sell tools in America is to be a foreign company?
                 A: No, we're a U.S.-headquartered company. The best way to sell tools in the U.S. is to incorporate outside the U.S.

                 Q: Treasury Secretary Paul O'Neill has said the sensible thing to do is to get rid of the corporate income tax and let shareholders pay the tax. Does that make sense to you?
                 A: The simpler it gets, the better it is. Then everybody can follow the same rules.

                 Q: Do you market your products based on nationality, that this is an American product, made in America?
                 A: There is no nationalistic marketing view. We got Home Depot and Lowe's and Wal-Mart, and they started buying this [foreign-made] stuff and [overseas competitors] got better at what they did. At one time, the Japanese stuff didn't work. Now it all works. So, everybody moves up the food chain in terms of quality. Otherwise, you don't stay around.

                 Q: Are you taking a public relations hit?
                 A: More a stock-price hit than a public relations hit.

                 Q: People are saying some pretty rough things about you -- that you're immoral, that you're unpatriotic. What's your response?
                 A: I totally disagree. First of all, [under our plan] people are going to pay more taxes to the government. Secondly, we're going to preserve more jobs here...and that seems to be the patriotic thing to do. If we're uncompetitive, we have to strip pieces of the company out. So this is all about being competitive.

                 Q: How much tax are you going to pay on the transaction?
                 A: I don't know. But I just gave 12,000 shares to a charitable trust, just so it's all on the record.

                 Q: It's hard to make this argument after Tyco, isn't it? [Tyco is a Bermuda-based corporation, and its CEO was just indicted on charges of trying to evade sales taxes on purchases of artwork.]
                 A: Yeah. We started making this argument last April. The easiest thing would be to fold your tent and go home. I don't think it's the right thing to do. So, we're going to persevere here. If the shareholders say "No," they say "No." But most are saying, "Go get 'em. Do what you have to do."

                 Q: Why not pull back on globalization?
                 A: Globalization, lowering tariffs, and eliminating protectionism has resulted in more wealth creation than ever before, more people working, more people with housing. One could argue that part of that framework was increasing the competitiveness of U.S. companies in the global marketplace. As a country, we did all those things we had to do...and we're better off for them.

                 In our view, if we generate more revenue, we're a healthier company. We'll be able to employ more people, and so on.

                 Q: If you can't do this, what's going to happen?
                 A: We're going to be competitive...one way or the other. We'll do the same things we're doing now. The lowest-cost, highest-quality operation wins the game. And where that makes sense to do in a locality, a country, vis-a-vis its local market, we'll do that. Where it doesn't make sense, we won't.

                 We're the last surviving company to manufacture hardware in New Britain, Conn. Every other company has left. We couldn't compete manufacturing hardware in New Britain, so we moved [some manufacturing] to China. You have to operate in the market you're in, and act accordingly.

                 Q: You're not making a jobs argument, you're making an argument for comparative advantage?
                 A: Yeah, you could look at it that way -- a comparative leveling argument. You have several factors to operate under. One of the factors is taxes. And if this thing is a big disadvantage where you are, you have to work like hell to offset the disadvantage...or your business is going away.

                 Q: One of the criticisms of multinational corporations is that they're less American...that they're somehow less patriotic.
                 A: That is a fundamental issue. The reality is, we [all] have a desire for the way it used to be -- not for the way it is. And business leaders need to deal with the way it is and the way it will be, not the way it was.

                 Respect the way it was, yes, but deal with the way it is. To not do this is to destroy companies. It's not a choice. If you don't deal with the present, you get extinguished.

The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement is available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.